Press Release

FOR IMMEDIATE RELEASE

LABOPHARM APPEALS FDA’S DECISION ON ONCE-DAILY TRAMADOL TO NEXT SUPERVISORY LEVEL AFTER ADDITIONAL ANALYSIS SUPPORTS EFFICACY

– Company Believes That Continuing to Follow Dispute Resolution Process is the Most Expeditious Path to Final Approval  –

LAVAL, Québec (April 1, 2008) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that it has appealed  the U.S. Food and Drug Administration’s (FDA) decision on its once-daily tramadol formulation to the next supervisory level under the FDA’s Formal Dispute Resolution process.  Labopharm’s continuation of the appeal process follows the completion of additional statistical analysis of existing data per the suggestion of Dr. John K. Jenkins, M.D., the FDA’s Director for the Office of New Drugs, Center for Drug Evaluation and Research, as a means to potentially satisfy the FDA's requirements for regulatory approval.  The Company believes that the additional analysis confirms the conclusions of efficacy of its once-daily tramadol formulation as demonstrated in previous analyses that were included in its New Drug Application (NDA) and additional submissions thereafter.

“We have maintained the position that our strong body of data warrants the approval of our once-daily tramadol formulation and believe that the additional analysis we conducted as proposed by the FDA confirms our position,” said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. “We believe that continuing the Formal Dispute Resolution process, as opposed to submitting a complete response, is the most appropriate path to resolving the outstanding matter and achieving our objective of commercialization in the United States.”

As part of the appeal process, Labopharm has requested a meeting with Dr. Janet Woodcock, M.D., the FDA’s Director, Center for Drug Evaluation and Research.  The Agency usually grants such requests within 30 days and typically provides a written response to the appellant within 30 days of a meeting.

About the FDA's Formal Dispute Resolution Process

FDA regulations provide a mechanism for those seeking regulatory approval of a drug product through a New Drug Application (NDA) to obtain formal review of any Agency decision through a Formal Dispute Resolution process by raising the matter with the supervisor of the employee who made the decision. If the issue is not resolved at the primary supervisory level, the applicant may request that the matter be reviewed at the next higher supervisory level. This process may continue through the Agency's chain of command, through the Centers to the Commissioner of Food and Drugs. The Formal Dispute Resolution process exists to encourage open, prompt discussion of scientific (including medical) disputes and procedural (including administrative) disputes that arise during the drug development, new drug review, generic drug review, and post-marketing oversight processes.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the FDA's Formal Dispute Resolution process, the outcomes of clinical trials,  the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Senior Vice-President and Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Eric Bouchard
Tel: (514) 844-7997
ebouchard@equicomgroup.com